Exhibit 1

FOR IMMEDIATE RELEASE

Cimatron Reports Revenues of $10.6M and Record Second
Quarter Non-GAAP Operating Profit of $1.7M in Q2/12

-  Announces agreement with the Office of Chief Scientist (OCS)

Givat Shmuel, Israel, – August 9th, 2012– Cimatron Limited (NASDAQ and TASE: CIMT), a leading provider of integrated CAD/CAM software solutions for the toolmaking and manufacturing industries, today announced financial results for the second quarter and first half of 2012.

Highlights of Cimatron’s results for these periods include the following:

•	11% year-over-year revenue increase on a constant currency basis in Q2 2012

•	28% year-over-year non-GAAP operating profit increase in Q2 2012

•	16% year-over-year new license revenue growth in Q2 2012, on a constant currency basis

•	$4.7M positive cash flow from operating activities in the first six months of 2012

Concurrently with the announcement of its results, Cimatron today also announced it reached an agreement with the Office of Chief Scientist in the Israeli Ministry of Industry, Trade and Labor (OCS). Under the agreement, Cimatron paid to the OCS in July 2012 an amount of approximately $2.5M, and the OCS exempted Cimatron from any further royalty reports and payments, other than as may be required under applicable law in the event of transfer of know how outside of Israel. As a result of this agreement, Cimatron recorded additional income of approximately $0.4M in the second quarter of 2012, reflected as a lower cost of revenue in the GAAP Statements of Income for the second quarter of 2012. Such income was excluded from the non-GAAP results for the second quarter of 2012, in order to make comparisons to previous periods easier.

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, noted “We are pleased to report a strong second quarter, with healthy growth in revenues and record Q2 non-GAAP operating profit. So far, 2012 unfolds to our satisfaction and according to plans. Yet, we cannot be oblivious to the ominous signs of economic slowdown, notably in Europe. We remain cautious as we move on with our business plans. I am confident that our competitive product portfolio, strong cash flow and prudent budget control will help us cope well with whatever conditions and challenges the market may present in the near future.” concluded Mr. Haran.

The following provides details on Cimatron’s GAAP and non-GAAP results for the second quarter and first six months of 2012:

GAAP:

Revenues for the second quarter of 2012 were $10.6 million, compared to $10.0 million recorded in the second quarter of 2011. For the first six months of 2012, revenues were $20.5 million, compared to $18.9 million in the same period of 2011.

Gross Profit for the second quarter of 2012 was $9.7 million, as compared to $8.7 million in the same period in 2011. Gross margin in the second quarter of 2012 was 91% of revenues, compared to a gross margin of 87% in the second quarter of 2011. For the first six months of 2012, gross income was $18.1 million, compared to $16.3 million in the same period of 2011. Gross margin for the six months ended June 30th, 2012 was 89% compared to a gross margin of 86% for the first six months of 2011. The higher gross margins in the second quarter and first six months of 2012 as compared to the parallel periods in 2011 mainly reflect the agreement with the OCS.

Operating profit in the second quarter of 2012 was $1.8 million, compared to an operating profit of $1.0 million in the second quarter of 2011. In the first six months of 2012, Cimatron recorded an operating profit of $2.7 million, compared to an operating profit of $1.5 million in the first six months of 2011.

Net Profit for the second quarter of 2012 was $1.0 million, or $0.11 per diluted share, compared to a net profit of $0.9 million, or $0.09 per diluted share, recorded in the same quarter of 2011.  In the first six months of 2012, net profit was $1.8 million, or $0.20 per diluted share, compared to a net profit of $1.2 million, or $0.13 per diluted share, in the first six months of 2011.

Non-GAAP:

Revenues for the second quarter of 2012 were $10.6 million, compared to $10.0 million recorded in the second quarter of 2011. For the first six months of 2012, revenues were $20.5 million, compared to $18.9 million in the same period of 2011.

Gross Profit for the second quarter of 2012 was $9.4 million, as compared to $8.8 million in the same period in 2011. Gross margin in the second quarter of 2012 was 89% of revenues, the same as in the second quarter of 2011. In the first six months of 2012, gross income was $18.0 million, compared to $16.5 million in the first six months of 2011. Gross margin for the six months ended June 30th, 2012 was 88%, the same as in the first six months of 2011.

Operating Profit in the second quarter of 2012 was $1.7 million, compared to an operating profit of $1.3 million in the second quarter of 2011. In the first six months of 2012, Cimatron recorded an operating profit of $2.8 million, compared to an operating profit of $2.0 million in the first six months of 2011.

Net profit for the second quarter of 2012 was $1.0 million, or $0.11 per diluted share, compared to a net profit of $1.3 million, or $0.14 per diluted share, recorded in the same quarter of 2011. The contrast between operating profit (which rose in the second quarter of 2012 compared to the second quarter of 2011) and net profit (which declined in the second quarter of 2012 relative to the second quarter of 2011) was mainly attributable to two causes:

1. In the second quarter of 2012, income tax expense constituted 29% of income before taxes, while in Q2/11, it was 3% of income before taxes. The main reason for the higher effective tax rate is the Company’s having completed the use of its remaining U.S. tax loss carry-forwards towards the end of 2011; and

2. Financial expenses that the Company incurred in the second quarter of 2012, primarily due to the effect of the Euro and Israeli Shekel exchange rate changes versus the US dollar. In the second quarter of 2011, the effect of such exchange rate differences was in the opposite direction and resulted in financial income.

In the first six months of 2012, net profit was $2.0 million, or $0.22 per diluted share, compared to a net profit of $2.0 million, or $0.22 per diluted share, in the first six months of 2011. The contrast between operating profit (which rose in the first half of 2012 compared to the first half of 2011) and net profit (which remained the same in these two periods) was mainly attributable to the same two causes that produced a corresponding effect in the second quarters of 2012 and 2011, respectively.

Conference Call

Cimatron's management will host a conference call today, August 9th, 2012, at 9:00 EDT, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-888-668-9141
International: +972-3-9180609
Israel: 03-9180609

For those unable to listen to the live call, a replay of the call will be available beginning on  the day after the call at the investor relations section of Cimatron's website, at: www.cimatron.com

Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income included herein. Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination and other accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP results. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With 30 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with software solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron's shares are publicly traded on the NASDAQ exchange and the TASE under the symbol CIMT. For more information, please visit Cimatron’s web site at: http://www.cimatron.com

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to Cimatron’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycles, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer
Cimatron Ltd.
Tel.; 972-73-237-0114
E-mail: ilane@cimatron.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011

Total revenue	10,608	9,975	20,494	18,869

Total cost of revenue	934	1,273	2,352	2,618

Gross profit	9,674	8,702	18,142	16,251

Research and development expenses, net	1,629	1,500	3,322	3,054

Selling, general and administrative expenses	6,215	6,155	12,101	11,726

Operating income	1,830	1,047	2,719	1,471

Financial income (expenses), net	(205)	38	(92)	154

Taxes on income	(626)	(195)	(800)	(422)

Other	(4)	(8)	11	(10)

Net income	995	882	1,838	1,193

Less: Net (income) loss attributable to the noncontrolling interest	3	(1)	(9)	27

Net income attributable to Cimatron's shareholders	$998	$881	$1,829	$1,220

Net income per share - basic and diluted	$0.11	$0.09	$0.20	$0.13

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,309	9,298	9,305	9,202

Diluted EPS (in thousands)	9,329	9,314	9,323	9,276

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended						Six months ended
	June 30,						June 30,
	2012			2011			2012			2011
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue	10,608	-	10,608	9,975	-	9,975	20,494	-	20,494	18,869	-	18,869

Total cost of revenue	934		1,206	1,273		1,126	2,352		2,477	2,618		2,324
Non-cash amortization of acquired intangible assets		(147)			(147)			(294)			(294)
One-time income from OCS agreement		419						419

Gross profit	9,674	(272)	9,402	8,702	147	8,849	18,142	(125)	18,017	16,251	294	16,545

Research and development expenses, net	1,629	-	1,629	1,500	-	1,500	3,322	-	3,322	3,054	-	3,054

Selling, general and administrative expenses (1)	6,215	(98)	6,117	6,155	(103)	6,052	12,101	(197)	11,904	11,726	(204)	11,522

Operating income	1,830	(174)	1,656	1,047	250	1,297	2,719	72	2,791	1,471	498	1,969

Financial income (expenses), net	(205)	-	(205)	38	-	38	(92)	-	(92)	154	-	154

Taxes on income (2)	(626)	209	(417)	(195)	150	(45)	(800)	118	(682)	(422)	322	(100)

Other	(4)	-	(4)	(8)	-	(8)	11	-	11	(10)	-	(10)

Net income	995	35	1,030	882	400	1,282	1,838	190	2,028	1,193	820	2,013

Less: Net (income) loss attributable to the noncontrolling interest	3	-	3	(1)	-	(1)	(9)	-	(9)	27	-	27

Net income attributable to Cimatron's shareholders	$998	$35	$1,033	$881	$400	$1,281	$1,829	$190	$2,019	$1,220	$820	$2,040
Net income per share - basic and diluted	$0.11		$0.11	$0.09		$0.14	$0.20		$0.22	$0.13		$0.22

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,309		9,309	9,298		9,298	9,305		9,305	9,202		9,202

Diluted EPS (in thousands)	9,329		9,329	9,314		9,314	9,323		9,323	9,276		9,276

(1) Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets.
(2) Non-GAAP adjustment to exclude the effect of deferred taxes and other non-cash tax provisions.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	June 30,	December 31,
	2012	2011

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$14,685	$11,787
Trade receivables	5,190	5,840
Other current assets	1,916	1,452
Total current assets	21,791	19,079

Deposits with insurance companies and severance pay fund	3,064	3,069

Net property and equipment	987	1,009

Total other assets	10,782	11,365

Total assets	$36,624	$34,522

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$46	$87
Trade payables	1,016	1,072
Accrued expenses and other liabilities	8,205	9,048
Deferred revenues	5,756	2,403
Total current liabilities	15,023	12,610

LONG-TERM LIABILITIES:
Accrued severance pay	4,058	4,135
Long-term loan	-	6
Deferred tax liability	457	639
Total long-term liabilities	4,515	4,780

Total shareholders’ equity	17,086	17,132
Total liabilities and shareholders’ equity	$36,624	$34,522

CIMATRON LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US Dollars in thousands)

	Noncontrolling Interest	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders’ equity

Balance at December 31, 2011	$(131)	$313	$18,999	$(446)	$(851)	$(752)		$17,132
Changes during the six months ended June 30, 2012:
Net income	9				1,829		1,838	1,838
Cash dividend paid					(1,859)			(1,859)
Exercise of share options		-	40					40
Unrealized gain on derivative instruments				149			149	149
Other				(93)			(93)	(93)
Foreign currency translation adjustment				(121)			(121)	(121)
Total comprehensive income							1,773
Balance at June 30, 2012	$(122)	$313	$19,039	$(511)	$(881)	$(752)		$17,086

CIMATRON LIMITED
STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

	Six months ended
	June 30,
	2012	2011

Cash flows from operating activities:
Net income	$1,838	$1,193

Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	686	692
Increase (decrease) in accrued severance pay	(476)	195
Loss from sale of property and equipment, net	(2)	-
Deferred taxes, net	(180)	319

Changes in assets and liabilities:
Decrease in accounts receivable and prepaid expenses	528	80
Decrease (increase) in inventory	(1)	19
Decrease (increase) in deposits with insurance companies and severance pay fund	5	(129)
Increase in trade payables, accrued expenses and other liabilities	2,329	2,274
Net cash provided by operating activities	4,727	4,643

Cash flows from investing activities:
Proceeds from sale of property and equipment	1	-
Purchase of property and equipment	(126)	(87)
Net cash used in investing activities	(125)	(87)

Cash flows from financing activities:
Short-term bank credit	(58)	(4)
Long-term bank credit	(7)	(43)
Cash dividend paid	(1,611)	(1,208)
Proceeds from issuance of shares upon exercise of options	40	733
Net cash provided by financing activities	(1,636)	(522)

Net increase in cash and cash equivalents	2,966	4,034
Effect of exchange rate changes on cash	(68)	238
Cash and cash equivalents at beginning of period	11,787	10,221
Cash and cash equivalents at end of period	$14,685	$14,493

Appendix A - Non-cash transactions
Purchase of property on credit	$89	$28